Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS VOTING RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario – Wednesday, May 21, 2014 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today reported the voting results of its annual meeting of shareholders, held on May 14, 2014, in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Each of the matters is described in greater detail in the Notice of the Annual Meeting of Shareholders and Management Proxy Circular.

1.	Appointment of Auditors

Deloitte LLP, Independent Registered Chartered Accountants were appointed as auditors of the Company for 2014.
Votes For	% Votes For	Votes Withheld	% Votes Withheld
94,367,913	99.66%	321,539	0.34%

2.	Election of Directors

Each of the (8) nominees listed in the Management Proxy Circular were elected as directors of the Company.
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John T. Dillon	84,505,835	99.91%	77,357	0.09%
James J. Forese	84,392,356	99.77%	190,836	0.23%
Larry S. Hughes	84,551,578	99.96%	31,615	0.04%
Jeffrey L. Keefer	84,504,762	99.91%	78,430	0.09%
Douglas W. Knight	84,498,660	99.90%	84,532	0.10%
Susan Lee	84,551,348	99.96%	31,845	0.04%
Daniel R. Milliard	84,499,211	99.90%	83,981	0.10%
Joseph D. Quarin	84,539,220	99.95%	43,972	0.05%

3.	Advisory Resolution on Executive Compensation (Say on Pay)

Votes For	% Votes For	Votes Against	% Votes Against	Votes Withheld	% Votes Withheld
83,600,048	98.84%	983,194	1.16%	0	0.00%

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com